September 24, 2015

Via EDGAR

Mr. Carlos Pacho,

Senior Assistant Chief Accountant,

Mail Stop 3720,

Division of Corporation Finance,

United States Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549,

United States of America.

Re:	China Telecom Corporation Limited Annual Report on Form 20-F

for the Fiscal Year ended December 31, 2014 (File No. 001-31517)

Dear Mr. Pacho:

This is in response to the comment letter from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”), dated September 10, 2015, relating to the annual report on Form 20-F of China Telecom Corporation Limited (the “Company”) for the fiscal year ended December 31, 2014 (the “2014 Form 20-F”). The Company will submit a copy of this letter as “correspondence” via EDGAR.

For your convenience, the Company has included the Staff comments in this response letter in italicized form and keyed its responses accordingly. The Company’s responses to the Staff comments are as follows. The page numbers in the responses, unless otherwise indicated, refer to the page numbers of the 2014 Form 20-F.

Mr. Pacho	-2-

Form 20-F for the Year Ended December 31, 2014

Item 5. Operating and Financial Review and Prospects, page 35

1.	We note your response to comment one. Please help us better understand how the VAT affected your reported revenue in 2014. You state that the company incurred output VAT with a rate ranging from 6% to 17%, which was deducted from the company’s reported operating revenues. Please tell us the intended meaning of “deducted” in the previous sentence and if you pass along or charge the VAT to your customers and how you determined that the impact on revenue was approximately 2.8%. Please also tell us how you determined that the impact on operating profit and net income was approximately 14.9% and 17.7%, respectively.

We respectfully advise the Staff that, before business tax was replaced by VAT (the “VAT Reform”), the Company presented its operating revenues from provision of telecommunications services to customers after deducting business tax at a rate of approximately 3% from the amount collected from customers. After the VAT Reform, the Company presents its operating revenues from provision of telecommunications services to customers after deducting the related output VAT at a rate ranging from 6% to 17% from the amount collected from customers. The amount of VAT paid by the Company to the tax authorities were then calculated by deducting the input VAT credits, i.e., VAT that applies to the goods and services purchased by the Company, from the output VAT, i.e., VAT that applies to the goods and services sold or provided by the Company. By referring to “deducted”, it was intended to highlight that we presented operating revenues net of the output VAT. After the VAT Reform, the Company generally did not pass along the output VAT to customers. Given that the applicable output VAT rate was generally higher than the applicable business tax rate, and the overall excess of output VAT over business tax was larger than the input VAT credits, the VAT Reform had an adverse impact on the Company’s operating results in 2014.

In order to quantify the impact of the VAT Reform on the Company’s operating revenues, operating profit and net income in 2014, we first calculated the baseline numbers assuming that the Company had still been subject to business tax instead of VAT in 2014. From June to December 2014, the total output VAT incurred by the Company was estimated to be RMB14,013 million, which was arrived at by multiplying the actual operating revenues from basic and value-added telecommunications services during that period with the respective applicable VAT rates. Such output VAT was not included in the Company’s operating revenues of RMB324,394 million as reported in the 2014 Form 20-F (the “2014 Reported Revenue”). Assuming that the VAT Reform had not been implemented, the Company’s operating revenues before business tax in 2014 would have been RMB338,407 million (the “2014 VAT-Inclusive Revenue”), which was calculated by adding the total output VAT in the amount of RMB14,013 million to the 2014 Reported Revenue. Had the Company been still subject to business tax, it would have incurred a total business tax in the amount of RMB4,714 million (the “2014 Business Tax”) in 2014, which was calculated by multiplying the 2014 VAT-Inclusive Revenue with the business tax rate of about 3%. Under such assumptions, the Company would have reported the operating revenues in the amount of RMB333,693 million in 2014, which was calculated by deducting the 2014 Business Tax from the 2014 VAT-Inclusive Revenue. As a result, the adverse impact of the VAT Reform on the Company’s operating revenues in 2014 was RMB9,299 million, which was the difference between the operating revenues in the amount of RMB333,693 million as calculated above and the 2014 Reported Revenue, representing approximately 2.8% of RMB333,693 million.

Mr. Pacho	-3-

From June to December 2014, the total input VAT credits received by the Company was RMB4,302 million. Assuming the VAT Reform had not been implemented, the Company’s operating expenses in 2014 would have been RMB300,188 million, which was calculated by adding such input VAT credits with the Company’s operating expenses of RMB295,886 million as reported in the 2014 Form 20-F. Had the VAT Reform not been implemented, the Company’s operating profit in 2014 would have been RMB33,505 million, which was arrived at by adding RMB9,299 million (the adverse impact of the VAT Reform on the Company’s operating revenues in 2014) to, and subtracting RMB4,302 million (the beneficial impact of input VAT credits on the Company’s operating expenses in 2014) from, the Company’s operating profit of RMB28,508 million as reported in the 2014 Form 20-F (the “2014 Reported Profit”). As such, the adverse impact of the VAT Reform on the Company’s operating profit in 2014 was RMB4,997 million, which was the difference between the operating profit in the amount of RMB33,505 million as calculated above and the 2014 Reported Profit, representing 14.9% of RMB33,505 million.

Taking into account of the effective income tax rate of 23.6% as disclosed in “Item 5. Operating and Financial Review and Prospects – A. Operating Results” on page 42 of the 2014 Form 20-F, and assuming that the VAT Reform had not been implemented, the Company’s net income in 2014 would have been RMB21,487 million, which was calculated by adding the adverse impact of the VAT Reform on the Company’s operating profit in 2014 (RMB4,997 million) to the earnings before income tax as reported in the 2014 Form 20-F, and then apply the effective income tax rate of 23.6%. As such, the adverse impact of the VAT Reform on the Company’s net income in 2014 was approximately RMB3,807 million, which was the difference between the net income in the amount of RMB21,487 million as calculated above and the Company’s profit attributable to equity shareholders as reported in the 2014 Form 20-F (RMB17,680 million), representing 17.7% of RMB21,487 million.

Mr. Pacho	-4-

2.	In future filings, please expand your discussion in this section to address more fully the impact and the degree to which the VAT had on the company’s reported revenues, profitability, liquidity and capital resources.

The Staff’s comments are respectfully noted, and the Company intends to expand the discussion on the impact of the VAT Reform on its revenues, profitability, liquidity and capital resources in its future filings. In particular, the Company intends to add more disclosure to address the qualitative impact of the VAT Reform on the short- and long-term trend of the Company’s financial performance under “Item 5. Operating and Financial Review and Prospects – A. Operating Results” of the Company’s annual reports to be filed on Form 20-F.

On the other hand, the Company respectfully advises the Staff that the calculations set forth in our response to comment one above is based on a simplified model and certain assumptions and estimates. As a result, it may not necessarily reflect the actual impact of the VAT Reform on the operating results of the Company in 2014 and may not be indicative of the impact on the operating results of the Company in any future periods. For example, such calculations do not take into account the Company’s adaptations to the VAT Reform, such as the optimized business development and sales and marketing models. In addition, such quantitative analysis adopted an effective income tax rate of 23.6%, which was calculated based on the consolidated statement of comprehensive income of the Company in 2014, instead of using the effective income tax rates of each branch and subsidiary of the Company which were affected by the VAT Reform. Since such calculations include estimated numbers that are not in the Company’s accounting records, the Company does not believe it would be appropriate to disclose similar calculations under “Item 5. Operating and Financial Review and Prospects – A. Operating Results” of the Company’s annual reports to be filed on Form 20-F.

3.	We note your response to comment two. In future filings, please disclose the information provided in your response.

In response to the Staff’s comment, the Company proposes to add disclosure substantially in the form below (in italics), relating to the known short- and long- term trends that would cause reported financial information not necessarily to be indicative of future operating results or financial condition in its annual reports on Form 20-F in future filings. Set forth below for the Staff’s reference is the proposed new disclosure we intend to add in the appropriate subsections under “Item 5. Operating and Financial Review and Prospects – A. Operating Results” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2015.

“Through various measures, including optimization of the development and sales and marketing models, implementation of enhanced management over cost, procurement and vendors’ tax qualifications, obtaining more input VAT credits on capital expenditure, the Company believes that more input VAT credits will be available to offset our VAT output tax obligation in the short-term. Besides, by actively promoting value-added telecommunications services, which are subject to a lower VAT rate, our revenue structure would be optimized and less VAT output obligation would need to be offset. As a result, the overall VAT obligation would be reduced.

Mr. Pacho	-5-

In the long-term, as the VAT pilot program expands to other industries nationwide, such as construction industry and other service industries, more capital expenditures and operating expenses, such as commission and service expenses for third parties will be entitled to input VAT credits in the future, and in turn, further offset our VAT output tax obligations. This will be beneficial to the development of our business and further reduce the adverse impact of the VAT Reform on our operating revenues and profitability.”

Notes to Consolidated Financial Statements, page F-11

4.	We note your response to comment four. In future filings, please revise to also quantify the amounts recorded in “prepayments and other current assets” or “accrued expenses and other payables” relating to your VAT obligations for each period presented.

We respectively advise the staff that the amount of VAT recoverable recorded in the line item of “prepayments and other current assets” as of December 31, 2014 is RMB1,072 million while the amount of VAT payable recorded in the line item of “accrued expenses and other payables” as of December 31, 2014 is RMB953 million. In future filings, we will disclose both of the balance amounts recorded in “prepayments and other current assets” and “accrued expenses and other payables” relating to the Company’s VAT obligations for each period presented.

*    *    *    *

Mr. Pacho	-6-

In connection with responding to the Staff comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss the foregoing, please contact Xu Fei, by telephone at (+86-10) 5850-2281, by fax at (+86-10) 6601-0728 or by email at xufei@chinatelecom.com.cn.

Very truly yours,

/s/ Ke Ruiwen
Ke Ruiwen
Executive Director and Executive Vice President (performing the functions of the principal financial officer)

cc:	Terry French
Christy Adams
(Securities and Exchange Commission)

Jian Liang
Fei Xu
(China Telecom Corporation Limited)

Chun Wei
(Sullivan & Cromwell LLP)

Taylor Lam
(Deloitte Touche Tohmatsu)